Exhibit 99.1

SODASTREAM REPORTS FIRST QUARTER FISCAL 2016 RESULTS

AIRPORT CITY, Israel - May 10, 2016 - SodaStream International Ltd. (NASDAQ: SODA), the world’s leading manufacturer of home beverage carbonation systems, announced today its results for the three-month period ended March 31, 2016.

For the first quarter ended March 31, 2016:

•	Revenue increased 10.4% to $100.9 million compared to Adjusted revenue* of $91.3 million in the first quarter of 2015
•	EBITDA increased 61.7% to $12.3 million compared to Adjusted EBITDA* of $7.6 million in the first quarter of 2015
•	Net income was $6.1 million compared to Adjusted net income* of $8.4 million in the first quarter of 2015, which included a financial income of $5.7 million related to currency gains that were unusual in their magnitude
•	Diluted earnings per share was $0.29 compared to Adjusted diluted earnings per share* of $0.40 in the first quarter of 2015

“Our first quarter results demonstrate that our growth plan, which centers on repositioning the SodaStream brand around sparkling water and building a stronger, more efficient organization, has started to take hold,” commented Daniel Birnbaum, Chief Executive Officer of SodaStream. “Sales exceeded our expectations driven by strong gains in Europe as our new messaging fueled increased demand for sparkling water makers, gas refills and our enhanced flavor line in turnaround markets like France and the Nordics, while we experienced continued growth in our established countries of Germany, Austria and Switzerland. At the same time, our operating performance reflects the benefits from the consolidation of our manufacturing and logistics activities into our new state-of-the-art facility in Lehavim. We move forward focused on continuing to execute our growth plan including in the U.S. where our efforts are concentrated on developing the right marketing message and enhancing our in-store presence. We are confident that the work we are doing will lead to increased profitability and greater shareholder value over the long-term.”

First Quarter 2016 Financial Review

Geographical Revenue Breakdown	Three Months Ended
	March 31, 2015*	March 31, 2016	Increase (decrease)	Increase (decrease)
	In millions USD			%
Western Europe	$54.6	$62.6	$8.0	15%
The Americas	22.8	22.9	0.1	1%
Asia-Pacific	9.0	8.8	(0.2)	(2%)
Central & Eastern Europe, Middle East, Africa	4.9	6.6	1.7	32%
Total	$91.3	$100.9	$9.6	10%

Product Segment Revenue Breakdown	Three Months Ended
	March 31, 2015*		March 31, 2016	Increase	Increase
	In millions USD				%
Sparkling Water Maker Starter Kits	$	**26.2	$29.6	$3.4	13%
Consumables		**62.4	68.1	5.7	9%
Other		**2.7	3.2	0.5	22%
Total		$91.3	$100.9	$9.6	10%

*	The comparable first quarter 2015 data relates to the Adjusted non-IFRS measures. See “Non IFRS Financial Measures” and related reconciliations included elsewhere in this press release.
**	Reclassified.

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Product Segment Unit Breakdown
	Three Months Ended
	March 31, 2015	March 31, 2016	Increase	Increase
	In thousands			%
Sparkling Water Maker Starter Kits	518	575	57	11%
CO2 Refills	6,046	6,781	735	12%
Flavors	4,922	5,288	366	7%

Revenue increased by $9.6 million, or 10.4% to $100.9 million from Adjusted revenue* of $91.3 million driven by solid gains mainly in Germany, France, and the Czech Republic partially offset by a negative foreign currency exchange impact mainly due to the weakening of the Euro/U.S Dollar exchange rate, Australian Dollar/U.S Dollar, and the Canadian Dollar/U.S. Dollar compared to the same period last year.

Gross margin decreased to 50.7% compared to Adjusted gross margin* of 52.3% for the same period in 2015 mainly due to changes in foreign currency exchange rates compared to the same period last year.

Sales and marketing expenses were $32.7 million, or 32.4% of revenue, compared to $32.5 million, or 35.5% of the Adjusted revenue* in the same period last year. The slight increase in sales and marketing expenses was mainly due to higher advertising and promotion expenses offset by decrease in other sales and distribution expenses.

General and administrative expenses for the first quarter 2016 were $10.6 million, or 10.5% of revenue, compared to $11.6 million, or 12.7% of Adjusted revenue* in the same period last year.

Operating income increased 116.3% to $7.9 million, or 7.9% of revenue, compared to Adjusted operating profit* of $3.7 million, or 4.0% of Adjusted revenue* in the same period last year.

The net negative impact of foreign currency exchange rate changes compared to the same period last year was approximately $2.8 million on revenue and $2.0 million on operating income.

Net financial expense was $0.9 million compared to financial income of $5.7 million in the same period in 2015, which relates to currency gains that were unusual in their magnitude

Tax expense was $0.9 million reflecting an effective tax rate of 13.1%, compared to $1.0 million, or an effective tax rate of 13.8% in the first quarter 2015.

Balance Sheet and Cash Flow

Cash and cash equivalents were $34.4 million, similar to their value as of December 31, 2015.

Cash flow from operating activities less cash flow for investment activities (“free cash flow”), was $4.6 million compared to negative free cash flow of $11.5 million in the same period last year.

Bank debt decreased 11.7% to $32.5 million compared to $36.8 million as of December 31, 2015.

Working capital was $141.6 million similar to its value as of December 31, 2015. Inventories increased by 2.0% to $115.2 million compared to $112.9 million as of December 31, 2015.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been furnished as Exhibits 99.2 and 99.3 to the Form 6-K furnished to the Securities and Exchange Commission and will be posted on the company’s website, http://sodastream.investorroom.com.

The company has scheduled a conference call for 8:30 a.m. Eastern Standard Time (U.S. time) today (Tuesday, May 10, 2016) to review the company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

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About SodaStream International

SodaStream is the world's leading manufacturer and distributor of Sparkling Water Makers, which enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water more exciting and fun to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. The products promote health and wellness, are environmentally friendly, cost effective, and are customizable and fun to use. Products are available at more than 70,000 retail stores across 45 countries, including approximately 13,000 retail stores in the United States. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income, Adjusted EBITDA, and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted EBITDA represents earnings before financial expense (income), income tax, depreciation and amortization, and further eliminates the effect of restructuring costs. Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income and Adjusted diluted EPS eliminate the effect of restructuring costs.

The company believes that the Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, as described above, should be considered in evaluating the company’s performance. Adjusted revenue, Adjusted operating income, Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS exclude restructuring costs because most of this charge is a non-cash expense that does not reflect the performance of the company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS and should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2015 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

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Consolidated Statements of Operations

In thousands (other than per share amounts)

For the three months ended March 31

	2015	2016
	(Unaudited)	(Unaudited)

Revenue	$90,344	$100,873
Cost of revenue	44,893	49,701

Gross profit	45,451	51,172

Operating expenses
Sales and marketing	32,461	32,671
General and administrative	11,641	10,581
Total operating expenses	44,102	43,252

Operating income	1,349	7,920

Interest expense, net	34	39
Other financial expense (income), net	(5,702)	871

Total financial expense (income), net	(5,668)	910

Income before income taxes	7,017	7,010

Income tax expense	970	917

Net income for the period	6,047	6,093

Net income per share
Basic	0.29	0.29
Diluted	0.29	0.29

Weighted average number of shares
Basic	21,017	21,100
Diluted	21,050	21,164

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Consolidated Balance Sheets as of

	December 31,	March 31,
	2015	2016
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$34,534	$34,432
Inventories	112,973	115,189
Trade receivables	76,566	71,192
Other receivables	29,099	25,945
Derivative financial instruments	631	677
Total current assets	253,803	247,435

Property, plant and equipment	155,294	162,103
Intangible assets	42,095	42,248
Deferred tax assets	1,106	2,036
Other receivables	431	437
Total non-current assets	198,926	206,824

Total assets	452,729	454,259

Liabilities
Loans and borrowings	11,917	9,288
Trade payables	50,549	48,099
Income tax payable	7,505	5,364
Provisions	2,407	2,214
Other current liabilities	18,118	15,764
Total current liabilities	90,496	80,729

Loans and borrowings	24,905	23,221
Employee benefits	2,152	2,218
Provisions	156	171
Deferred tax liabilities	832	835
Total non-current liabilities	28,045	26,445

Total liabilities	118,541	107,174

Shareholders’ equity
Share capital	3,414	3,418
Share premium	205,527	206,895
Translation reserve	(29,993)	(24,561)
Retained earnings	155,240	161,333
Total shareholders’ equity	334,188	347,085

Total liabilities and shareholders’ equity	$452,729	$454,259

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Consolidated Statements of Cash Flows

	For the three months ended
	March 31,
	2015	2016
	(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$6,047	$6,093

Adjustments:
Amortization of intangible assets	929	907
Change in fair value of derivative financial instruments	(3,806)	354
Exchange rate differences on short-term loans and borrowing	(957)	-
Exchange rate differences on long-term loans and borrowing	(3,900)	843
Depreciation of property, plant and equipment	3,014	3,469
Restructuring costs	2,313	-
Share based payment	1,133	1,362
Interest expense, net	34	39
Income tax expense	970	917
	5,777	13,984
Decrease (increase) in inventories	1,484	(1,456)
Decrease in trade and other receivables	23,858	10,732
Decrease in trade payables and other liabilities	(28,932)	(5,845)
Increase in employee benefits	106	5
Decrease in provisions	(377)	(193)
	1,916	17,227
Interest paid	(41)	(58)
Income tax received	250	2
Income tax paid	(2,056)	(4,134)
Net cash from operating activities	69	13,037

Cash flows from investing activities
Interest received	7	19
Proceeds from investment grants	2,252	-
Proceeds from (payment for) derivative financial instruments, net	909	(400)
Acquisition of property, plant and equipment	(13,741)	(7,568)
Acquisition of intangible assets	(990)	(532)
Net cash used in investing activities	(11,563)	(8,481)

Cash flows from financing activities
Proceeds from exercise of employee share options	10	10
Repayments of long-term loans and borrowings	(10,684)	(2,295)
Change in short-term debt	17,430	(2,861)
Net cash from financing activities	6,756	(5,146)

Net decrease in cash and cash equivalents	(4,738)	(590)
Cash and cash equivalents at the beginning of the period	46,880	34,534
Effect of exchange rates fluctuations on cash and cash equivalents	(1,579)	488

Cash and cash equivalents at the end of the period	$40,563	$34,432

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Information about revenue in reportable segments

	Western Europe	The Americas	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Three months ended:
March 31, 2015 (Unaudited) *	$54,635	22,795	8,965	4,949	$91,344
March 31, 2016 (Unaudited)	62,635	22,912	8,806	6,520	100,873

EBITDA
	Three months ended
	March 31,
	2015*	2016
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA
Net income	$6,047	$6,093
Financial expenses (income), net	(5,668)	910
Income tax expense	970	917
Depreciation and amortization	3,943	4,376
EBITDA	5,292	12,296

Restructuring	2,313	-
EBITDA	7,605	12,296

*	The comparable first quarter 2015 data relates to the Adjusted non-IFRS measures. See “Non IFRS Financial Measures” and related reconciliations included elsewhere in this press release.

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The following tables present the Company’s adjusted revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Three months ended
	March 31,
	2015*		2016
	(Unaudited)
	Revenue
	(in thousands)

Sparkling Water Maker starter kits (including exchange cylinders)	$	**26,246	$29,581
Consumables		**62,441	68,055
Other		**2,657	3,237
Total		$91,344	$100,873

	Three months ended
	March 31,
	2015*	2016
	(Unaudited)
	As a percentage of Revenue

Sparkling Water Maker starter kits (including exchange cylinders)	28.7%	29.3%
Consumables	68.4%	67.5%
Other	2.9%	3.2%
Total	100.0%	100.0%

*	The comparable first quarter 2015 data relates to the Adjusted non-IFRS measures. See “Non IFRS Financial Measures” and related reconciliations included elsewhere in this press release.
**	Reclassified.

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